Exhibit 99.1

Don Volk - Kenexa - CFO

Thank you, Jackie.  With me today is Rudy Karsan, our Chief Executive Officer, and Troy Kanter, our President and Chief Operating Officer. Today we will review the acquisition of Salary.com, which we announced earlier this morning.  We will then open up the call for questions.

Before we begin, let me remind you that this presentation may contain forward-looking statements that are subject to risks and uncertainties associated with the Company's business and Salary.com’s business. These statements may contain among other things, guidance as to future revenues and earnings, operations, transactions, prospects, intellectual property, and the development of products. Additional information that may affect the Company's business and financial prospects, as well as factors that would cause Kenexa's performance to vary from our current expectations are available in the Company's filings with the Securities and Exchange Commission.

Also, I would like to remind you that today's call may not be reproduced in any form without the expressed written consent of Kenexa.

Additionally, non-GAAP financial measures will be discussed on this conference call.  A reconciliation to the nearest GAAP financial measure is issued quarterly in our earnings releases and is made available on our website, www.kenexa.com, under the investor relations tab.  Also, note that we will be discussing new non-GAAP terms on today’s call, including non-GAAP revenue that excludes the purchase accounting write down associated with Salary.com’s deferred revenue, as well as non-GAAP profitability measures that exclude non-recurring professional fees associated with closing acquisitions.  When reporting on this basis beginning in the third quarter of 2010, our quarterly press release will provide a full reconciliation to the nearest financial GAAP measure.

Finally, The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Kenexa will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Salary.com will file a solicitation/recommendation schedule statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation schedule will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Salary.com‘s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website.

I'll now turn the call over to Rudy Karsan. Rudy?

Rudy Karsan - Kenexa - Chief Executive Officer

Thanks Don. And thanks to all of you for joining us on the call to discuss the exciting news announced earlier this morning – that Kenexa has entered into an agreement to acquire Salary.com, which is a publicly traded vendor that has established a leadership position in on-demand compensation management.

With respect to the agenda for today’s call, I will provide a brief background on Salary.com and the new market opportunity that we believe will be available for Kenexa, followed by the key strategic reasons we entered into this acquisition.  Don will then review the financial details related to the structure of the transaction.

From a background perspective, Kenexa is one of the largest vendors in the talent management market and we have served as a market consolidator over the course of our history.  We believe our ability to execute on acquisitions is a core competency and competitive advantage.

The largest acquisition Kenexa completed prior to Salary.com was BrassRing, which was completed in 2007.  After acquiring BrassRing, we accelerated the bookings growth relative to their solution, improved their renewal rates and invested in R&D to turn a solid technology platform into the talent acquisition system of choice for the largest global organizations.  The strength of our BrassRing solution is evidenced by the growing list of blue chip wins that we have recited on our quarterly earnings calls – including the largest corporation in the world.  The strength of our BrassRing offering is also a key driver to our accelerating revenue growth and very strong growth in our deferred revenue over the last year.

Kenexa is recognized in the market place for having the broadest and deepest suite of solutions, and industry analysts and customers have provided high praise for our Kenexa 2x strategy for delivering a true, end-to-end, integrated talent management platform.  Compensation management is one of the areas we have discussed in the past that Kenexa would likely acquire in a business to enter the market.  It is a specialized solution category that requires a significant investment in both software development as well as domain expertise and content creation in order to be successful.

Over the last decade, Salary.com has established itself as a leader in the an on-demand compensation management market.  Salary.com provides an on-demand human resources software platform that helps businesses and individuals manage pay and performance.   Their market pricing and compensation analysis software helps customers benchmark, compensate and reward its employees.  Salary.com’s software was designed by certified compensation professionals and it enables corporations to analyze pay competitiveness, simplify cumbersome survey participation and automate market pricing all in a single, web-based solution.

Salary.com also provides users with access to a wealth of compensation data, spanning thousands of jobs and which is collected from hundreds of personally-conducted surveys of corporate HR departments every year.  This rich, proprietary data sets are a combination of North American market data, executive compensation filings, international market data through the survey offerings, and competency data. Not only are these data components a key competitive differentiator, they are also a significant barrier to entry for competition in the compensation space.  Similar to Kenexa’s content offerings, Salary.com’s data sets provide customers with immediate and enhanced value when used in combination with their flagship software solutions.

The acquisition of Salary.com is compelling for Kenexa and our shareholders for a number of reasons:

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First, compensation management provides a market opportunity that we believe will be synergistic with Kenexa’s current suite of talent acquisition and retention solutions.  Compensation management is important for determining how much we pay new employees, as well as how to compensate existing employees over time as part of their overall performance evaluation and career development.  In this way, we believe Salary.com’s software and proprietary content is highly synergistic with Kenexa’s existing capabilities.  The market for compensation management solutions is a multi-billion dollar industry, and it is increasingly moving to automated tools and on-demand solution delivery.  This is similar to the evolution of other HR-related business processes.

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Second, Salary.com has established a market leadership position in the on-demand, compensation management market.  In recent years, Salary.com struggled as they tried to move into new product categories because of pressure to scale quickly as the talent management market was consolidating.  Despite these pressures, Salary.com has remained a leader in on-demand compensation management – and Kenexa now adds these best-in-class capabilities to our already strong suite of solutions while we provide Salary.com customers with best-in-class solutions in the many areas that Salary.com was early in their efforts of introducing.

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Third, Salary.com and Kenexa have complementary business models, as both companies deliver a combination of software and proprietary content through a subscription-based, on-demand model.  We have long stated that to be successful long-term, and to be viewed as a strategic partner to customers, it is about more than just providing access to software over the internet.  Customers want solutions to their business challenges, and that typically requires a combination of software, content and services.  Salary.com and Kenexa are aligned in this vision.

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Fourth, we believe there may be significant opportunities to expand Salary.com’s adoption in large organizations and across the globe.  Over 90% of Salary.com’s revenue has been driven by the US markets, compared to Kenexa’s international revenue increasing to the mid-20s range in recent quarters.  In addition, Salary.com’s compensation management solutions have often been sold at the departmental level.  Salary.com has faced challenges when trying to compete in talent management in higher priced areas.  Kenexa, on the other hand, has long focused on building strong relationships from a top down perspective with our customers.  As a result, we believe there is a significant opportunity for Kenexa to drive sales of Salary.com’s solutions into our customer base that includes a growing number of the global 5,000 organizations.  Salary.com also has several thousand customers, and we believe Kenexa has the opportunity to drive their solutions higher into many of these organizations, and to take Kenexa’s broader value proposition to many of these customers as well.

•	Finally, we expect the transaction will have a positive impact on Kenexa’s non-GAAP operating results, which we will share more details on after the acquisition closes.

From a summary perspective, we are very excited to come to an agreement on the acquisition of Salary.com.  Compensation management is a solution category that we have wanted to add to our arsenal, and have done so with the market leader.  We believe our expanded capabilities, as a result of the acquisition, will be very attractive to our large and growing base of global customers.

Our view on the market environment and Kenexa’s business momentum remains the same as what we shared in our second quarter call – and this morning we reiterated our financial guidance for the third quarter.  We expect the economic environment to remain choppy, and we are increasingly optimistic about Kenexa’s long-term market position – and even more so after today’s announcement, which we believe will help ensure that Kenexa is one of the long-term winners.

With that, let me turn the call over to Don.

Don –

Thank you Rudy.  Starting with the terms of the agreement, we have agreed to a purchase price of $4.07 per share, or approximately $80 million.  The transaction has been approved by the board of directors of both companies, and we expect to complete the cash tender offer and close on the transaction during the fourth quarter, subject to customary conditions and any potential required extensions of the offer.

With respect to the financing for the transaction, we expect to use a combination of our cash balance and debt from our new revolving credit facility.  As a reminder, we exited the second quarter with over $65 million in cash and investments, we expect to generate solid cash flow in the second half of this year and beyond, and we just put in place a line of credit for up to $25 million.  Terms on this line of credit are LIBOR plus 225 basis points, and we are working on putting in place additional revolving debt capacity to provide Kenexa with additional financial flexibility.

From a financial profile perspective, Salary.com is a publicly traded company with publicly available financial information that investors can access.  From a summary level perspective, Salary.com just reported calendar second quarter results with revenue from continuing operations of $9.7 million, or an annualized run rate of over $38 million.  Adjusting for the sale of Salary.com’s payroll services business, Salary.com’s revenue was up modestly on a sequential basis, and a majority of their revenue relates to their on-demand, compensation management solutions.  As indicated in publicly available information, Salary.com re-aligned its business during the second calendar quarter to refocus on the company’s unique core competencies.  In part, due to those efforts, during the calendar second quarter, Salary.com experienced growth in both bookings and revenue and returned to positive non-GAAP operating cash flow, excluding cash payments for severance related and CEO transition costs.  Salary.com provided guidance that included a slight net loss in the calendar third quarter and a net profit for the following two quarters on a non-GAAP basis.

As Rudy mentioned earlier, we expect the acquisition of Salary.com to have a positive impact on our non-GAAP operating results.  Also, as mentioned in our press release, our non-GAAP results will exclude stock-based compensation expense and amortization of acquired intangibles, as we have always done in the past.  We will also exclude non-recurring professional fees associated with closing this transaction and the purchase accounting reduction to Salary.com’s deferred revenue.

In addition to analyzing our results on a GAAP basis, which will include these expenses, we believe it is meaningful for investors to analyze our business on a non-GAAP basis as that is how we evaluate our performance internally.

We will provide additional views into how we expect Salary.com’s operations to contribute to Kenexa when we get together for our third quarter financial results call, assuming the transaction has closed.

In summary, we are very excited to announce our agreement to acquire Salary.com, which we believe is great news for both companies, our customers, our partners and our employees.  There is a high level of synergy between our solutions, business models and subject matter expertise.  In addition, as we discussed at a high level, we expect the transaction to have a positive financial impact on Kenexa’s overall results.

With that, let me turn it back to Jackie and we will begin our Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions).  Brendan Barnicle, Pacific Crest Securities.

Brendan Barnicle - Pacific Crest Securities - Analyst

Thanks so much, guys.  Congratulations on the deal.  As you mentioned, Rudy, Salary.com has been trying to move into some new areas.  They have done a lot of that through some acquisitions.  One, how do you manage sort of the acquisitions that they have done as you go forward? And two, will you just be pursuing only the compensation management product line or some of those additional ones as well?

Rudy Karsan - Kenexa - Chairman & CEO

Thanks for the congratulations.  I guess the way we are looking at it is, in the auction process that Salary.com instigated, we were only permitted to talk to the top five or seven executives in the organization.  As far as hard-line integration and decisions, those will come after close.  At the highest level, we anticipate keeping all the existing lines of business given that they got ~ they have sold their payroll business.

Brendan Barnicle - Pacific Crest Securities - Analyst

Great.  And then now have you been able to see enough in the numbers to be able to tell kind of what this does to your relative mix of kind of the services RPO business versus sort of a straight, more traditional, SaaS on-demand business?

Rudy Karsan - Kenexa - Chairman & CEO

Yes, again, at the highest level.  As Don mentioned, this is about a $38 million annualized business on SaaS.  So if we kind of just use round numbers here with Kenexa’s $170 million and this $38 million, the impact on RPO will drop from currently being whatever 20% of our revenues down to about 15%.

Brendan Barnicle - Pacific Crest Securities - Analyst

Great.  Thanks a lot.

Operator

David Hilal, FBR Capital Markets.

David Hilal - FBR Capital Markets - Analyst

Great, thank you.  Rudy, when you look at the customer bases of both companies, I was trying to understand the cross-sell opportunity and so maybe when you look at your customer base, how many of them have a compensation management tool already and those that don’t, how many or what percent do you think are logical, potential buyers of a compensation management app?

Rudy Karsan - Kenexa - Chairman & CEO

In the due diligence, we did not get a complete customer list, Dave.  So the way we are thinking about it right now, just looking at broad data and looking at our own customer base, which is less than 50% penetrated using third-party solutions, we believe that there is tremendous opportunity to sell the CompAnalyst tool or solution to our existing customers.

When we looked deeper, and we saw a few of their customers, when we looked deeper into that, we saw also availability to sell some of our talent management solutions into the existing suite that they have.  So we do see revenue synergies.

David Hilal - FBR Capital Markets - Analyst

Okay.  And from a product integration standpoint, Rudy, the game plan is what over the next couple quarters or year in terms of integrating the products, keeping them separate, how should we think that is going to roll out?

Rudy Karsan - Kenexa - Chairman & CEO

Once again, given that we haven’t had a chance to do a full deep dive on the organization itself, and given the process that they carried out, it is hard for me to give you specifics.  But if I use BrassRing as an example, what we’d do is we would initially leave the technology unchanged so the life for the customers of Salary.com would be unchanged, and then we would seek to enhance it, fortify it and bring it into our suite.  Normally these processes take - they don’t take quarters, they take years.  So I expect that this will take years as well.

David Hilal - FBR Capital Markets - Analyst

Okay.  And then in terms of the salesforce within Salary.com, is it going to be two separate salesforces? And I guess related to that question, cost synergies, okay? You were talking about revenue synergies.  What available cost synergies are there outside of the traditional back-office stuff? Is there any cost synergies over and above that?

Rudy Karsan - Kenexa - Chairman & CEO

So on the salesforce front, what we are looking to do is that -- this is a highly differentiated market right now, so we are expecting a minimal amount of changes.  These kinds of acquisitions have usually provided Kenexa with a great source of talent over the years and so we are excited about the source of talent available at Salary.com and we would use this opportunity to welcome them into the Kenexa family.

As far as other synergies beyond the expected kind of public company costs, audit costs, Board costs, kind of back-office, we just don’t know.  That is the easiest way to put it.  Once we go through the tender offer, which I think will happen in the next few days, and we realize that we are going to acquire the property and we do acquire, as Don mentioned, hopefully by the end of the month, early next month, we will be in a better position to be able to say here is where the synergies are going to happen.  And what we are hoping is that, by the time we get to our earnings call in early November, we will be able to say -- kind of give fairly crisp financial data that here are the synergies, here is what we expect, here is what the first quarter looks like and what it is going to look like thereafter.

David Hilal - FBR Capital Markets - Analyst

Okay, great.  Thank you.

Operator

Sasa Zorovic, Janney Montgomery Scott.

Sasa Zorovic - Janney Montgomery Scott - Analyst

Thank you.  My question would be now that, with this acquisition, would you consider it being somewhat of a larger one? And I don’t want to sort of sound like, okay, well, you just announced a big acquisition, so what are you going to do for us next.  But really from the perspective of growth here, so obviously you are completing the platform with compensation management, but what should we look for? Should we then consider Kenexa’s sort of M&A to be kind of maybe on hold for the time being or is it not necessarily the case?

Rudy Karsan - Kenexa - Chairman & CEO

I would say the way I would think about it is our strategy around smaller tuck-in acquisitions would remain unchanged, which is generally fairly immaterial transactions in the grand scheme of things.  I would say that from larger ones, which are more material, I wouldn’t say it is on hold, but I would say temporarily while we are going through the process of acquiring and integrating these organizations, it would be unlikely for us to do anything.

Having said all of that, the acquisition business, you never know what property is going to come to the market when.  We didn’t know Salary was going to come onto the market a quarter ago.  So if something does come up, we would look at it, but I would say the probability of us doing a material transaction in the next little while would be fairly low.

Sasa Zorovic - Janney Montgomery Scott - Analyst

Thank you.  My second question would be, Rudy, you reiterated guidance for the third quarter.  So since the quarterly call, if you could give us kind of the incremental change.  Has the outlook kind of stayed the same? You did mention on the call that it was remaining choppy.  Has it deteriorated, has it improved, has it stayed the same for you? If you could comment on that, that would be helpful.

Rudy Karsan - Kenexa - Chairman & CEO

I guess it has been about a month and I would say, on the overall basis, it is about the same, which is we are expecting unemployment rates to stabilize and maybe improve slightly.  GDP growth remains choppy.  Our pipeline continues to remain very strong.  So I mean at the highest level, no market change.

Sasa Zorovic - Janney Montgomery Scott - Analyst

Great.  Thank you.

Operator

Steve Koenig, Longbow Research.

Steve Koenig - Long bow Research - Analyst

Good morning.  Thank you very much, guys.  Just a couple quick questions for you.  First one is, for those of us that aren’t as familiar with Salary.com’s niche, can you talk to us about the primary competitors? Are they the larger HR outsourcing firms or are there a lot of smaller firms in the space? And so really trying to understand how does the Kenexa combination affect those market dynamics in that niche, if at all.

Rudy Karsan - Kenexa - Chairman & CEO

The competitive environment is broken up into three buckets.  The first one are the large ERP players like Oracle and SAP and kind of the PeopleSoft market.  The second component is sort of the midsize or larger point players like Workscape, which was recently purchased by ADP, SuccessFactors and the like.  And then the third are very small, kind of very divergent type of organizations.  It is highly, highly fragmented at this point in time, names that you probably won’t recognize.

Steve Koenig - Long bow Research - Analyst

Okay.  And so Rudy, does this - do you see this acquisition as significantly changing the market dynamics? How much inroads have the talent management platform players made in this market and can you accelerate that?

Rudy Karsan - Kenexa - Chairman & CEO

Yes, what we are seeing is that the talent management market is starting to consolidate around a few vendors, one of which is Kenexa and what we have kind of said all along - well, not all along, but over the last couple of years, that there will be consolidation in this space and we will be a player as a consolidator and I am fully expecting that this will continue going forward and at the same rate that it has happened in the past.  This year, we have seen kind of the Workscape acquisition, the StepStone going private and then getting re-spun out to a private equity firm, and Inform being acquired by SuccessFactors.  I mean these things are going to continue to happen.

Steve Koenig - Long bow Research - Analyst

Okay.  All right, great.  And then one quick follow-up question for you guys.  How should we think about ~ above and beyond this being accretive, how should we think about the return on invested capital you’ll get from this and the amount of either revenue synergy or cost synergy needed to have an acceptable ROIC?

Rudy Karsan - Kenexa - Chairman & CEO

We will probably discuss this more on our earnings call in November after the transaction closes because we haven’t had a chance to dive deeper beyond the kind of five to seven key leaders that we were allowed to access through the auction process.  So being able to give more detailed information around ROI is impossible at this stage.  Don, do you want to add anything to that?

Don Volk - Kenexa - CFO

No, I don’t.

Steve Koenig - Long bow Research - Analyst

Okay, thanks a lot guys.  I appreciate it.

Operator

(Operator Instructions).  Ajay Kasargod, Morgan, Keegan.

Ajay Kasargod - Morgan Keegan - Analyst

Thank you and good morning.  I have a couple quick questions for you, Rudy and Don.  The first one I’ll start off with is, when you look at the overlap of customers, I know you only have a -- you don’t have to go through the whole detailed list, but what kind of customer overlap do you currently have with Salary.com customers? And also is this business - will this business help enhance the RPO business or your P3 customer business because it is another capability you can offer to them?

Rudy Karsan - Kenexa - Chairman & CEO

So from an overlap perspective, Salary.com was primarily in the midmarket.  We are primarily in the large market.  So the overlap does exist, but it is very slight.  It will have a positive impact on our P3 numbers because we have seen a couple of - a few customers that are the same.  So we are excited about that, that group of customers where we will be able to develop closer and tighter relationships with.  If we look at their kind of over 3500 customers and our around 4000, if you ask me to speculate, I would say there would be less than 10% overlap, if that much.

Ajay Kasargod - Morgan Keegan - Analyst

Okay.  Understood.  And I think one of the things, Rudy, you highlighted earlier in this call is obviously it is an enhancement of the overall product offering.  Now that being the case, will you focus this more on midmarket or is this an opportunity to take a solution base and again sell it more into your larger customer base to, I would say, basically be another point of differentiation in your offering?

Rudy Karsan - Kenexa - Chairman & CEO

At this point in time in terms of our growth strategies, we are evaluating both those options.  Where we choose to focus in going forward we are not absolutely certain and won’t be until we finish the kind of integration steps that we carry out and a deeper dive into the organization.  So we have about four or five growth strategies that we have outlined in our minds.  Which ones we are going to focus in on we haven’t made a decision.

Ajay Kasargod - Morgan Keegan - Analyst

Okay.  Understood.  I will go onto the next one; thanks for answering that.  One of the things, Rudy, I know that you obviously have a close mind share with your customers and you obviously have a close ear to what they want.  Were customers asking for this type of solution? Was this something where it was they were kind of creating the demand for it and then you went out and bought it or is it trying to really expand out on your growth on the Kenexa growth strategy?

Rudy Karsan - Kenexa - Chairman & CEO

Most of our growth strategy emanates from listening to our customer base.  So it is ways in which to make - to develop a richer offering to them in terms of value added.  The three things that customers always look for are faster, cheaper and better and in this case richness of data, which is an area, which is a unique selling proposition for Kenexa, are rich data and the ability to use software in a way that is completely different than traditional software outlooks.  That played a major role in our decision-making.  Salary.com has a rich heritage in data and content as well.  So a combination of Kenexa’s rich heritage and data and content and analysis, great software, great, great technology platform, they meet those requirements.

So as we talked to our customers, we realized that the whole HR buying decisions are coming on kind of two fronts.  One, give us a single vendor and two, give us content and services that make our life better and allows us to make better decisions for our organization, to make richer decisions for our organization.  And this is part of that data set.  Compensation forms a very big part of that data set.

Ajay Kasargod - Morgan Keegan - Analyst

Okay.  And then I will just kind of go to the last question and thank you for taking these.  When you were looking, Rudy and Don, when you were looking at these opportunities on these acquisitions, I mean how many other solutions were you looking at? Did this opportunity come up because of the auction process? Did you look at multiple other vendors in compensation? I grant that Salary is the leader in terms of relative size, but in terms of other capabilities, what is the leadership? Why would you consider Salary.com to be a leader when going into compensation?

Rudy Karsan - Kenexa - Chairman & CEO

I think the main reason that -- the reason we liked Salary above the others we looked at, and when you are looking at acquisitions, it is not like you say, okay, one day I’m going look at five compensation companies and I’m going to go talk to all of them and see who is going to sell.  It kind of doesn’t work that way.  So what it is it is a continuous process.  What we have really, really liked about Salary, the tremendous brand.  It is highly recognized.  Salary.com has done just a remarkable job in the branding of their name.  Their solution set is world-class.  Everything from ease of use to just the engineering behind it is world-class.

And third, we just - and I wouldn’t say it is the most important reason, but the data set and the patented technology that exists in getting minute data cells along four dimensions, which is industry, geography, job family, and the like, it is so rich and nobody else is doing it.  It is very unique and like I said, it is patented.

And then last but not the least, the talent pool that exists that we know from a reputation perspective is superior.  So those were the reasons we found it fairly attractive.

Ajay Kasargod - Morgan Keegan - Analyst

Okay.  Rudy, I know I said last question, but I have to ask this because you described those competitive offerings, the competitive differentiation points, I wanted to ask this question.  When you look at your competitors out in the market, whether you segment them as point solutions players or whether you segment them as big HR BPO companies, by putting Salary.com into the Kenexa umbrella, where do you feel it makes you more -- gives you the greatest competitive differentiation? Is it versus more play-based solutions out in the market or SaaS-based offerings and compensation or is it really competitive differentiation against the large HR BPO and I will drop off after this?

Rudy Karsan - Kenexa - Chairman & CEO

I think it gives us our own space, which is you get world-class technology, world-class data in a way that you can make superior decisions.  That is where our edge is.  So if you look at the BPO players, they are saying, if you work with us, we are definitely cheaper and we may be faster.  If you look at the SaaS providers, what they are saying is we are definitely cheaper, we are faster, but we are not ~ but how you choose to use your data is up to you.  What we are saying is you are definitely better, you are definitely better because of the rich data set on our services, you are cheaper and you are faster.  So it puts us into a fairly unique position.

Ajay Kasargod - Morgan Keegan - Analyst

Okay, Rudy.  Thank you.

Operator

Eric Lemus, Raymond James Financial.

Eric Lemus - Raymond James Financial - Analyst

Thanks, guys, for taking my question.  The first one is we were looking at the estimates for revenue for next year for Salary.com.  It looks like there seems to be some contraction in the business.  Is there something that, like businesses are economically sensitive, like the salary management or compensation management business and how do you plan on turning that around?

Don Volk - Kenexa - CFO

Well, don’t forget that they sold their payroll business and we are looking at a $38 million plus run rate going forward.  So we expect to turn that around with the synergies of the Kenexa product and the Kenexa salesforce and all of the synergies that Rudy just went over.

Eric Lemus - Raymond James Financial - Analyst

Okay.  And looking more into synergies, as far as the near term cross-selling opportunities, how is the strategy going to be going down there? So RPO going into the installed base or BrassRing into the installed base or vice versa? Just trying to get our hands around a little more about the strategy around revenue synergies there.

Rudy Karsan - Kenexa - Chairman & CEO

So we are looking at about four or five different growth strategies primarily driven around the revenue strategies.  At this point in time, we have outlined one or two of them.  We are looking at others as well and then we will decide to focus on one or two in the early stages.  And that part we won’t be able to figure out until after we get deeper into the organization as to what makes the most sense and what is most efficient.

Eric Lemus - Raymond James Financial - Analyst

Great.  Thanks, guys.

Operator

Scott Berg, Feltl & Company.

Scott Berg - Feltl & Co. - Analyst

Hi, guys.  Nice acquisition here.  A couple cleanup questions really quick since most of mine were covered.  How should we look at cash? I obviously know what the cash balance was at the end of the second quarter, but what is the right level of cash for you guys to maintain going forward?

Don Volk - Kenexa - CFO

Well, we are very comfortable with our cash balance and the debt facilities that we have put in place.  We also have a long history of generating cash flow that we expect to continue.  If you look at the last 10 quarters in a row, we have averaged $8 million in operating cash and $5 million in free cash.  So we will be comfortable servicing our debt and continuing to invest in our growth initiatives.  And then in addition to that to give us some flexibility, we are negotiating with the bank to expand our debt facility.  So overall, we are quite comfortable with that cash balance and the way we operate.

Scott Berg - Feltl & Co. - Analyst

Okay.  I guess my last question really quick is, given Salary.com’s SaaS product, as you talked about the target market being more midmarket versus upstream in the enterprises, how well does the current product scale for the large enterprise customers? I know they have some customers in that area, but does it scale to where you want it to be now or do you think there will be changes there?

Troy Kanter - Kenexa - President & COO

Scott, this is Troy.  From a scalability perspective, again, a lot -- and in terms of a total number of customers, there are a lot of midmarket customers, but they’ve also been quite successful at the enterprise.  And where we do have overlap at the enterprise bases, sort of doing the back-door reference checks, our current customer base is quite supportive and quite enthusiastic about their relationship with Salary.  And as we explore that, we, at this point, feel fairly comfortable on the scalability of that.

If you look at Kenexa’s business, we have got the talent acquisition side and the performance management side, the retention side.  Salary will fit nicely into that retention side and historically, our big differentiator at that enterprise market has been not only the quality of the technology, but also the richness of the content.  That is where we differentiate on the ATF side, that is where we differentiate on the performance management side.  This just fits perfectly with that strategy, best-in-class technology with world-class content.

So the way this comes together I think is a fairly compelling and consistent value proposition with that enterprise market.  So even though again from a total customer count, Salary has done a great job in the midmarket, we have a lot of optimism about the enterprise market with Salary’s solution bundled in with our more strategic offerings.

Scott Berg - Feltl & Co. - Analyst

All right.  That’s all I have at the moment.  Thanks much.

Operator

Thank you.  That concludes the question-and-answer session.  I would like to hand the floor back over to management for any closing comments.

Rudy Karsan - Kenexa - Chairman & CEO

Once again, I would like to thank the Street for their support and I am cautious over the short and medium term, very optimistic over the medium and long term.  So once again, thank you very much.  Until we chat again in November, have a good one.

Operator

Thank you.  This concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you all for your participation.